1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISION

02045300

Washington, DC 20549

FORM 6-K

PE
6/30/02

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant's Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No ✓

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_______)

Siliconware Precision Industries Co., Ltd.
July 2, 2002

This is to report (1)Sales revenue (2) the trading of directors, supervisors, executive officers and 10% shareholders of Siliconware Precision Industries Co., Ltd.("SPIL")(NASD:SPIL) ; the pledge and clear of pledge of SPIL common shares by directors, supervisors, executive officers and 10% shareholders of SPIL.

(1)Sales revenue(NT$: Thousands)

Time	Items	2002	2001	Changes(%)
April	Net sales	1,723,429	1,267,397	35.98%
May	Net sales	1,816,934	1,204,332	50.86%

(2) the trading , pledge and clear pledge of directors, supervisors, executive officers and 10% shareholders

Name	Number of shares held when lected(for Director, Supervisors and Executive Officers) or as Apr 2,1999	Number of shares held as of April 31, 2002	Number of shares held as of May 31, 2002	Number of shares pledged as of April 31, 2002	Number of shares pledged as of May 31, 2002
Bough Lin	39,724,950	70,080,423	70,080,423	16,000,000	16,000,000
Chi Wen Tsai	20,004,971	34,102,272	33,535,272	9,100,000	9,100,000
Chung Li Lin	16,607,781	25,797,125	25,797,125	6,500,000	6,500,000
Li Ping Wang	29,976,867	42,037,367	40,037,367	32,957,000	32,957,000
Wen Chung Lin	17,811,105	30,583,161	30,033,161	-	-
Yen Chun Chang	8,373,768	12,864,327	12,673,327	-	-
Fu Mei Tang	6,704,365	11,005,554	11,005,554	1,554,000	1,554,000
Wen Jung Lin	3,447,030	6,009,115	6,009,115	2,300,000	2,300,000
Hsiu Li Liu	9,073,227	12,557,237	12,557,237	6,460,478	6,460,478
Li Chang Huang	7,934,188	10,114,411	10,114,411	7,608,000	7,608,000
Pi Yang Lin	5,725,261	9,457,446	9,457,446	800,000	800,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 2, 2002

By: Wen Chung Lin
Wen Chung Lin
Vice President & Spokesman